UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13-D

(Amendment No. 5)*

Alcatel Lucent

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

ISIN No. FR0000130007

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one Ordinary Share)

(Title of Class of Securities)

013904305

(CUSIP Number of Class of Securities)

Copies to:

Riikka Tieaho Vice President, Corporate Legal Nokia Corporation Karaportti 3 FI-02610 Espoo Finland Tel. No.: +358 (0) 10-448-8000	Scott V. Simpson Michal Berkner Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Tel. No.: +44 20-7519-7000

June 14, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7)

CUSIP No. 013904305	Schedule 13D

1	Names of reporting persons: Nokia Corporation I.R.S. Identification Nos. of Above Persons: Not Applicable
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization: Republic of Finland
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 3 478 612 854 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 3 478 612 854 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by reporting person: 3 478 612 854 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 95.5% (2) representing 95.4% of the total outstanding voting power (3)
14	Type of reporting person: CO

(1)	Representing (i) 3 373 770 526 Alcatel Lucent Shares, (ii) 82 608 794 Alcatel Lucent Shares issuable upon conversion of the 82 608 794 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 22 233 534 Alcatel Lucent Shares issuable upon conversion of the 22 233 534 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.
(2)	Based on the maximum number of 3 643 934 805 Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) outstanding as May 31, 2016 as disclosed by Alcatel Lucent on June 6, 2016.
(3)	Based on the maximum number of 3 646 662 635 Alcatel Lucent theoretical voting rights (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia) outstanding as of May 31, 2016 as disclosed by Alcatel Lucent on June 6, 2016.

This Amendment No. 5 is being filed by Nokia with respect to Alcatel Lucent Securities, and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on January 26, 2016, as amended on February 10, 2016, March 17, 2016, May 10, 2016 and May 17, 2016 (collectively with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

“Except for the Alcatel Lucent Shares acquired through the liquidity mechanism, the acquisitions of the Alcatel Lucent Shares, 2019 OCEANEs and 2020 OCEANEs were financed by cash held by Nokia.

The Alcatel Lucent Shares acquired through the liquidity mechanism were acquired in exchange for 0.5500 Nokia Share for each Alcatel Lucent Share.”

Item 4.    Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“Between May 9, 2016 and May 26, 2016, Nokia acquired 74 123 Alcatel Lucent Shares through the liquidity mechanism offered to Alcatel Lucent employees.

Between May 16, 2016 and June 14, 2016, Nokia acquired 24 392 270 Alcatel Lucent Shares, 9 614 661 of the 2019 OCEANEs and 2 290 001 of the 2020 OCEANEs, through privately negotiated transactions in consideration for an aggregate cash payment of EUR 85 372 945 for the Alcatel Lucent Shares (corresponding to a unit price of EUR 3.50 per Alcatel Lucent Share) and EUR 53 667 125.61 for the OCEANEs (corresponding to a unit price of EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE).

Nokia intends to file with the AMF a public buy-out offer in cash followed by a squeeze-out in cash of the remaining Alcatel Lucent Shares and OCEANEs, during the third quarter of 2016 (the “Buy-Out Offer”), in accordance with the General Regulation of the AMF. The Buy-Out Offer will be subject to the review and clearance of the AMF.

The Buy-Out Offer price will be determined by Nokia after the publication of Alcatel Lucent’s second quarter 2016 financial results which is expected to occur on August 4, 2016 and following the valuation work of the presenting bank appointed by Nokia in connection with the Buy-Out Offer, Société Générale, in accordance with applicable rules and regulations. The valuation is expected to be based on a multicriteria approach reflecting, among other things, Alcatel Lucent’s latest business plan and the price paid by Nokia in cash acquisitions of EUR 3.50 per Alcatel Lucent Share, EUR 4.51 per 2019 OCEANE and EUR 4.50 per 2020 OCEANE. The Buy-Out Offer price will also be subject to the assessment of the independent expert appointed by Alcatel Lucent’s board of directors in accordance with Article 261-1 of the AMF General Regulation. The independent expert is also expected to issue a fairness opinion regarding the proposed Buy-Out Offer price.”

Item 5.    Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety to read as follows:

“As disclosed by Alcatel Lucent on June 6, 2016, there were 3 643 934 805 Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) outstanding as of May 31, 2016 and 3 646 662 635 Alcatel Lucent theoretical voting rights (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia) as of May 31, 2016.

Nokia beneficially owns (i) 3 373 770 526 Alcatel Lucent Shares, (ii) 82 608 794 Alcatel Lucent Shares issuable upon conversion of the 82 608 794 of the 2019 OCEANEs held by Nokia at the current conversion ratio of one 2019 OCEANE to one Alcatel Lucent Share and (iii) 22 233 534 Alcatel Lucent Shares issuable upon conversion of the 22 233 534 of the 2020 OCEANEs held by Nokia at the current conversion ratio of one 2020 OCEANE to one Alcatel Lucent Share.

Nokia beneficially owns 95.5% of the Alcatel Lucent Shares (including Alcatel Lucent Shares issuable upon conversion of OCEANEs held by Nokia) representing 95.4% of the total outstanding theoretical voting rights in Alcatel Lucent (including Alcatel Lucent theoretical voting rights issuable upon conversion of OCEANEs held by Nokia).

In addition to the Alcatel Lucent Securities owned by Nokia, the following individuals named on Schedule 1 hold Alcatel Lucent Securities:

Name	Alcatel Lucent Shares	Total Alcatel Lucent Securities	Percent of Alcatel Lucent Shares
Jean C. Monty	37 432	37 432	0.0%
Olivier Piou	36 622	36 622	0.0%

Except as set forth above, to the best of Nokia’s knowledge, none of the persons named in Schedule 1 hereto is the beneficial owners of any Alcatel Lucent Securities.”

Item 5(c) is hereby amended and supplemented by adding the following:

“Between May 9, 2016 and May 26, 2016, Nokia acquired 74 123 Alcatel Lucent Shares through the liquidity mechanism offered to Alcatel Lucent employees in exchange for 0.5500 Nokia Share for each Alcatel Lucent Share. In addition, the table below sets forth the transactions in Alcatel Lucent Securities by Nokia since May 17, 2016. All the transactions below were privately negotiated transactions.

Date	Number of Alcatel Lucent Shares		Number of 2019 OCEANEs	Number of 2020 OCEANEs	Price per share or OCEANE (In EUR)
June 1, 2016	4 092 270	*	3 665 000		3.50 for each Alcatel Lucent Share and 4.51 for each 2019 OCEANE
June 10, 2016	7 000 000				3.50
June 14, 2016			5 949 661	2 290 001	4.51 for each 2019 OCEANE and 4.50 for each 2020 OCEANE
June 14, 2016	13 300 000				3.50

*24 642 Alcatel Lucent Shares have not settled yet.

Except as set forth above, to the best of Nokia’s knowledge, neither Nokia, nor, to the best of its knowledge, any of the persons named in Schedule 1, has effected any transaction in Alcatel Lucent Securities during the past sixty (60) days.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal

By:	/s/ Kristian Pullola
Name: Kristian Pullola
Title: Senior Vice President, Corporate Controller

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

NOKIA CORPORATION

The following is a list of the executive officers and directors of Nokia Corporation (“Nokia”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, the current business address of each person is Karaportti 3, FI-02610 Espoo, Finland. Capitalized terms used but not otherwise defined in this Schedule 1 have the meaning ascribed to them in the Amendment No. 2 to the Schedule 13D to which this Schedule 1 is attached.

Board of Directors of Nokia

Name	Present Position with Nokia or Other Principal Occupation or Employment	Business Address (if other than Nokia)	Country of Citizenship
Risto Siilasmaa	Chairman of the Board, Nokia		Finland
Olivier Piou	Vice Chairman of the Board, Nokia Chief Executive Officer, Gemalto	6, rue de la Verrerie, CS20001, 92197 Meudon Cedex, France	France
Vivek Badrinath	Director, Nokia Deputy Chief Executive Officer, Accor Group	110 avenue de France, 75013 Paris, France	France
Bruce Brown	Director, Nokia		United States
Louis R. Hughes	Director, Nokia		United States
Simon Jiang	Director, Nokia		Hong Kong
Jouko Karvinen	Director, Nokia		Finland
Elisabeth Nelson	Director, Nokia		United States
Jean C. Monty	Director, Nokia		Canada
Kari Stadigh	Director, Nokia Group Chief Executive Officer and President, Sampo plc	Fabianinkatu 27, 00100 Helsinki, Finland	Finland

Executive Officers of Nokia

Name	Present Position with Nokia	Country of Citizenship
Rajeev Suri	President and Chief Executive Officer	Singapore
Samih Elhage	President of Mobile Networks	Canada
Federico Guillén	President of Fixed Networks	Spain
Basil Alwan	President of IP/Optical Networks	United States
Bhaskar Gorti	President of Applications & Analytics	United States
Ramzi Haidamus	President of Nokia Technologies	United States
Timo Ihamuotila	Chief Financial Officer	Finland
Hans-Jürgen Bill	Chief Human Resources Officer	Germany
Kathrin Buvac	Chief Strategy Officer	Germany
Ashish Chowdhary	Chief Customer Operations Officer	India
Barry French	Chief Marketing Officer	United States
Marc Rouanne	Chief Innovation & Operating Officer	France
Maria Varsellona	Chief Legal Officer	Italy

Exhibit Index

Exhibit No.	Description

1	Memorandum of Understanding, dated as of April 15, 2015, by and between Nokia Corporation and Alcatel Lucent S.A (incorporated herein by reference to Exhibit 2.1 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

2	Amendment to the Memorandum of Understanding, dated as of October 28, 2015, by and between Nokia Corporation and Alcatel Lucent S.A. (incorporated herein by reference to Exhibit 2.2 Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

3	Exchange Offer/Prospectus, dated November 12, 2015 (incorporated herein by reference to the Registration Statement on Form F-4 filed by Nokia (File No: 333-206365))

4	Form of Letter of Transmittal for Certificated Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

5	Form of Letter of Transmittal for book-entry only Alcatel Lucent ADSs (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

6	Notice of Guaranteed Delivery (Alcatel Lucent ADSs) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by Nokia (File No. 333-206365))

7	Form of Letter of Transmittal for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vi) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

8	Notice of Guaranteed Delivery for the Subsequent Offering Period (incorporated herein by reference to Exhibit (a)(1)(vii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

9	Letter to Alcatel Lucent Security Holders (incorporated herein by reference to Exhibit (a)(1)(viii) of Amendment 13 to Schedule TO filed by Nokia on January 14, 2016)

10	Share Purchase Agreement, dated as of March 16, 2016, by and between JPMorgan Chase Bank N.A. and Nokia Corporation (1)

(1)	Previously filed as an exhibit to Amendment 2 to the Schedule 13D.